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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                   ERO, INC.
                           (NAME OF SUBJECT COMPANY)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                            268911104 (COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              D. RICHARD RYAN, JR.
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   ERO, INC.
                                585 SLAWIN COURT
                         MOUNT PROSPECT, ILLINOIS 60056
                                 (847) 803-9200
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                               H. KURT VON MOLTKE
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is ERO, Inc., a Delaware corporation (the "Company"), and the address of the principal executive office of the Company is 585 Slawin Court, Mount Prospect, Illinois 60056. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a cash tender offer by HC Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct wholly owned subsidiary of Hedstrom Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 17, 1997, to purchase all outstanding Shares at $11.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of April 10, 1997, among the Company, the Purchaser, and Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Surviving Corporation"). In the Merger, each issued and outstanding Share (excluding Shares directly or indirectly owned by the Company or by Parent, Purchaser or any other subsidiary of Parent and Shares owned by stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly appraisal for such Shares under Delaware law) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive the per Share amount actually paid in the Offer, in cash, without any interest thereon (the "Merger Consideration"), less any required withholding taxes. Certain terms and conditions of the Merger Agreement are described below in Item 3. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, the Purchaser and Parent entered into a Stockholders Agreement, dated as of April 10, 1997 (the "Stockholders Agreement"), with Golder, Thoma, Cressey Fund III Limited Partnership (the "Stockholder"), pursuant to which, among other things, the Stockholder has agreed with the Purchaser to tender into the Offer all 3,940,000 outstanding Shares beneficially owned by it, representing approximately 33.6% of the outstanding Shares calculated on a fully-diluted basis, and not withdraw them, except under limited circumstances. Certain terms and conditions of the Stockholders Agreement are described below in Item 3. A copy of the Stockholders Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of the Purchaser are located at 300 Corporate Center Drive, Suite 100, Coraopolis, Pennsylvania 15108.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above which information is incorporated herein by reference.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement dated April 17, 1997 under "Directors and Executive Officers of the Company," "Executive Compensation," "Performance Graph," and "Security Ownership." The Information Statement is attached hereto as Schedule I, filed as Exhibit 3 to this Schedule 14D-9 and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's

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directors and executive officers are contained in the Merger Agreement and are described below under "The Merger Agreement."

     Director Liability and Indemnification. Under the Delaware General Corporation Law ("DGCL"), a corporation has the power to indemnify any director or officer against expenses, judgments, fines, and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe the conduct of the person was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any officer or director against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent such court shall determine. The DGCL requires that to the extent an officer or director of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue, or matter therein, the corporation must indemnify the officer or director against expenses incurred in connection therewith.

     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. The Company's Certificate of Incorporation includes such a provision.

     The Company's By-Laws provide that the Company will, to the fullest extent permitted by the DGCL, indemnify all persons whom it has the power to indemnify against all of the costs, expenses, and liabilities incurred by them by reason of having been officers or directors of the Company, or any subsidiary of the Company or any other corporation for which such persons acted as officer or director at the request of the Company.

     The Merger Agreement also contains covenants that will require the Surviving Corporation to maintain the Company's current director and officer liability coverage (or replacement insurance with similar coverage) for a period of six years after the Effective Time. See "The Merger Agreement -- Indemnification" and "The Merger Agreement -- Directors' and Officers' Insurance."

     (2) Arrangements with the Purchaser or its Affiliates.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which the Purchaser has expressly reserved the right to amend or modify the terms of the Offer and to waive certain conditions of the Offer; however, without the prior written consent of the Company, Purchaser has agreed not to (i) decrease the Offer Price or the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend or waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of Shares which constitutes at least a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of Shares outstanding, together with Shares which the Company may be required to issue pursuant to options, warrants, or other obligations outstanding on that

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date), (iii) extend the expiration date of the Offer (except the Purchaser may extend the expiration date of the Offer (a) as required by any rule, regulation or interpretation of the United States Securities and Exchange Commission (the "Commission"), (b) for such periods as Purchaser may reasonably deem necessary (but not to a date later than the 60th calendar day after the date of commencement) in the event that any condition to the Offer is not satisfied), or
(c) for one or more times for an aggregate period of up to 15 days (not to exceed 60 calendar days from the date of commencement) for any reason other than those specified in the immediately preceding clause (a) or clause (b)) or (iv) change any condition or impose additional conditions to the Offer or amend any term of the Offer in any manner adverse to holders of Shares; provided, however, that, except as set forth above, Purchaser may waive any other condition to the Offer in its sole discretion; and provided further, that the Offer (i) may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission and (ii) will, for one time only, be automatically extended for a period which ends on the 15th business day from the date the Company shall have received an Acquisition Proposal (as defined below) in the event the Company shall receive such Acquisition Proposal less than ten business days prior to the expiration of the Offer. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser has agreed to accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares which represents a majority of the outstanding Shares on a fully-diluted basis, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board of the Company) as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent and subject to applicable law, to promptly satisfy the Board Percentage by increasing the size of the Board or using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and to cause Parent's designees promptly to be so elected; provided, that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company that are not affiliated with Parent. At the request of Parent, the Company has agreed to take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Company's stockholders in this Schedule 14D-9. Parent is to supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Directors" means (i) each member of the Board on the date of the Merger Agreement who voted to approve the Merger Agreement and (ii) any successor to any Continuing Director that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board.

     Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will be merged with and into the Company. In the Merger, at the Effective Time, by virtue of the Merger and without any action on the part of the holders of any of the Shares, the Purchaser, or the Company, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned directly or indirectly by (i) the Company or by Parent, Purchaser, or any other subsidiary of Parent and (ii) stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have

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demanded properly appraisal for such Shares under Delaware law (such Shares to be referred to as "Dissenting Shares")) shall be converted into the right to receive the actual amount per Share in cash paid to holders in the Offer, without any interest thereon, less any required withholding taxes. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     Preparation of the Proxy Statement; Merger Without a Company Stockholders Meeting. The Merger Agreement provides that in the event that Parent or any Subsidiary of Parent shall acquire at least a majority of the outstanding Shares (on a fully diluted basis) in the Offer or otherwise, the Parent, Purchaser, and the Company have agreed, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, in accordance with Section 251 of the DGCL. Such action shall include the prompt preparation and distribution of a proxy statement (if required by applicable law) relating to a meeting of Stockholders approving the Merger (such proxy statement as amended or supplemented from time to time referred to herein as the "Proxy Statement"). The Company has agreed to use all commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company's Stockholders at the earliest practicable date. Notwithstanding the foregoing, the Merger Agreement provides that in the event that Parent or any subsidiary of Parent acquires at least 90% of the outstanding Shares in the Offer, the Merger may be effected without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties hereto. These include representations and warranties by the Company with respect to corporate existence and power, capital structure, corporate authorization, noncontravention, consents and approvals, Commission filings, information supplied, compliance with applicable laws, litigation, taxes, pension and benefit plans and ERISA, absence of certain changes or events, absence of undisclosed material liabilities, opinion of financial advisor, vote required, labor matters, intangible property, environmental matters, real property, board recommendation, material contracts, related party transactions, indebtedness, liens, and other matters.

     Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, consent and approvals, noncontravention, information supplied, board recommendation, financing, and other matters.

     Conduct of Business Pending the Merger. The Company has agreed as to the Company and its subsidiaries that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or consented to by Parent, each of the Company and its subsidiaries will conduct its business in the usual, regular, and ordinary course of business in substantially the same manner as conducted prior to the date of the Merger Agreement and shall use all reasonable efforts to preserve intact its business organization, keep available the services of its current officers and employees and preserve relationships with customers, suppliers and others having business dealings with it. The Company has further agreed that it shall not nor shall it permit any of its subsidiaries to: (i) declare or pay any dividends on or make any other distributions in respect of any of its capital stock; (ii) split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire any shares of its capital stock, except (A) as contemplated by Section
3.5 of the Merger Agreement with respect to certain outstanding options and (B) as required by the terms of its securities outstanding or any employee benefit plan in effect on the date of the Merger Agreement; (iv) grant any options, warrants, or rights to purchase Shares; (v) except as contemplated by Section
3.5 of the Merger Agreement with respect to certain outstanding options, amend the terms of or reprice any option or amend the terms of any of the Stock Option Plans; (vi) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock, any Company voting debt or any securities convertible into, or any rights, warrants, or options to acquire, any such shares, Company voting debt, or convertible securities, other than issuances of Shares upon the exercise of options or warrants that are outstanding on the date of the Merger Agreement; (vii) as to the Company only, make or propose to make any changes in its Certificate of Incorporation or By-laws; (viii) merge or consolidate with, or acquire any equity

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interest in, any corporation, partnership, association, or other business organization, or enter into an agreement with respect thereto; (ix) acquire or agree to acquire any assets of any corporation, partnership, association, or other business organization or division thereof, except for the purchase of inventory and supplies in the ordinary course of business or the acquisition by the Company or any subsidiary thereof of equity interests in any customer or supplier of the Company in satisfaction of outstanding claims against such party in bankruptcy proceedings consistent with past practice; (x) sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operation or capital lease), encumber, or otherwise dispose of, any of its assets (including, without limitation, any capital stock or other ownership interest of any subsidiary of the Company) except for sales of inventory or sales or returns of obsolete or surplus equipment in the ordinary course of business consistent with past practice; (xi) authorize, recommend, propose, or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its subsidiaries; (xii) except as expressly permitted by the terms of the Merger Agreement, knowingly or intentionally take or agree or commit to take any action that is reasonably likely to result in any of the Company's representations or warranties contained in the Merger Agreement being untrue in any material respects or any of the Company's covenants contained in the Merger Agreement or any of the conditions to the Merger not being satisfied in all material respects; (xiii) without the prior written consent of Parent, (A) grant any increases in the compensation of any of its directors, officers, or key employees, (B) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated to be paid prior to the Effective Time by any of the existing benefit plans or employee arrangements as in effect on the date of the Merger Agreement to any such director, officer or key employee, whether past or present, (C) enter into any new, or materially amend any existing, employment, severance, or termination agreement with any such director, officer, or key employee, or (D) except as may be required by law, become obligated under any new employee benefit plan or employee arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder; (xiv) without the prior written consent of Parent (which shall not be unreasonably withheld), assume or incur any indebtedness for borrowed money or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries or guarantee any debt securities of others, or enter into any lease (whether such lease is an operating or a capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of the Company or any of its subsidiaries in connection with any indebtedness thereof, or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person except for indebtedness incurred by the Company from time to time for working capital purposes in the ordinary course of business under the Second Amended and Restated Credit Agreement, dated as of December 14, 1995, by and among the Company, the financial institutions party thereto and the First National Bank of Chicago, as agent, indebtedness incurred to fund capital expenditures permitted under
Section 5.1(n) of the Merger Agreement and entering into leases for personal property in the ordinary course of business consistent with past practice; (xv) without the prior written consent of Parent (which shall not be unreasonably withheld), (A) enter into any contracts involving aggregate annual payments in excess of $250,000, except for license agreements entered into in the ordinary course of the Company's business consistent with past practice or (B) modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any material contract in any manner that is material and adverse to the Company or the respective subsidiary of the Company party thereto; (xvi) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, with respect to accounting policies, procedures, and practices; or (xvii) incur any capital expenditures in excess of $100,000 except as permitted by the Merger Agreement.

     Parent has agreed as to Parent and Purchaser and its subsidiaries that during the period from the date of the Merger Agreement to the Effective time, Parent will not knowingly or intentionally take or agree or commit to take, nor will it permit Purchaser or any of the subsidiaries of Parent to take or agree or commit to take, any action to prohibit or prevent the financing sources of Parent and Purchaser from providing the debt and equity financing contemplated by the Financing Commitments.

     Other Agreements. The Company, Parent, and Purchaser have agreed to use their respective commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things

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necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement subject to approval of the Company's stockholders, including cooperating fully with the other party, including by provision of information and making of all necessary filings in connection with, among other things, approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). The Company has agreed to cooperate with Parent's and Purchaser's efforts to secure the financing contemplated by the Financing Commitments, such cooperation to include providing such information to Parent's and Purchaser's financing sources as Parent or Purchaser may reasonably request and making available senior officers and such other employees of the Company as Parent and Purchaser may reasonably request to assist in preparing offering documents and marketing materials and to participate in any marketing and sales efforts relating to the Financing Commitments as reasonably requested by Parent consistent with their other business obligations; provided that the Company shall incur no liability as a result of participation by any officer or employee in such financing efforts. Parent and the Company have also made certain agreements regarding publicity, access to information, confidentiality and the continuation of employee benefits. The Company has further agreed to use its reasonable efforts to assist Parent, at Parent's expense, in obtaining any consent from third parties necessary to allow the Company to continue operating its business as presently conducted as a result of the consummation of the Offer and the Merger.

     No Solicitation. The Merger Agreement provides that from and after the date of the Merger Agreement until the termination thereof, neither the Company or any of its subsidiaries, nor any of their respective officers, directors, representatives, agents, or affiliates (including, without limitation, any investment banker, attorney, or accountant retained by the Company or any of its subsidiaries) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys, and accountants being collectively referred to as "Representatives"), will, and the Company will use its reasonable best efforts to cause the employees of the Company and its subsidiaries not to, directly or indirectly, initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or for the purpose of obtaining an Acquisition Proposal or agree to or endorse any Acquisition Proposal, and neither the Company nor any of its subsidiaries will authorize or permit any of its Representatives to take any such action, and the Company shall notify Parent orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal as promptly as practicable; provided, however, that the Board is not prohibited from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written bona fide Acquisition Proposal (provided that such person or entity has the necessary funds or commitments to provide the funds to effect such Acquisition Proposal; provided further, however, that the Company shall have two business days from the date it receives such Acquisition Proposal to determine whether such person or entity has such funds or commitments) if, and only to the extent that, (A) the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is advisable for the Board to comply with its fiduciary duties to Stockholders under applicable law, (B) prior to taking such action, the Company (x) provides reasonable prior notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (C) the Company shall, to the extent consistent with the Board's fiduciary duties to Stockholders under applicable law, promptly and continuously advise Parent as to all of the relevant details relating to, and all material aspects of, any such discussions or negotiations;
(ii) failing to make or reaffirm, withdrawing, adversely modifying or taking a public position materially inconsistent with its recommendation to the Stockholders to approve the Merger Agreement (which may include making any statement required by Rule 14e-2 under the Exchange Act) and the transactions contemplated thereby, including the Merger, and to accept the Offer and tender their Shares pursuant thereto, if there exists an Acquisition Proposal and the Board, after consultation with and based upon

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the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is advisable for the Board to comply with its fiduciary duties to Stockholders under applicable law; or (iii) making a "stop-look-and-listen" communication with respect to an Acquisition Proposal, the Offer or the Merger Agreement of the nature contemplated in, and otherwise in compliance with, Rule 14d-9 under the Exchange Act as a result of receiving an Acquisition Proposal. The term "Acquisition Proposal" means any of the following transactions (other than the transactions among the Company, Parent, and Purchaser contemplated in the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets (computed based on the fair market value of such assets as determined by the Board of Directors of the Company in good faith) of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Fees and Expenses. Except as provided below, the Merger Agreement provides that all costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense, except as otherwise provided in the Merger Agreement and except with respect to claims for damages incurred as a result of the breach of the Merger Agreement. In addition, the Company has agreed to pay Parent a fee in immediately available funds equal to $3,000,000 upon the termination of the Merger Agreement in accordance with the terms thereof if any of the following events occurs (each, a "Trigger Event"): (i) the Board shall have (A) withdrawn or adversely modified, or taken a public position materially inconsistent with its approval or recommendation of the Offer, the Merger or the Merger Agreement, or (B) in the event an Acquisition Proposal has been made to the Company prior to the expiration of the Offer, the Company shall have failed to publicly reaffirm its approval or recommendation of the Offer, the Merger, the Merger Agreement and the Stockholders Agreement on or before the earlier to occur of
(1) the tenth business day following the date on which such Acquisition Proposal shall have been made or (2) the third business day prior to the latest possible expiration date of the Offer, provided, that making a "stop-look-and-listen" communication with respect to an Acquisition Proposal, the Offer or the Merger Agreement of the nature contemplated in, and otherwise in compliance with, Rule 14d-9 under the Exchange Act as a result of receiving an Acquisition Proposal, shall not, by itself, constitute a Trigger Event, or (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an agreement (other than a confidentiality agreement as contemplated by the Merger Agreement) with respect to an Acquisition Proposal. The Parent has agreed to pay to the Company a fee in immediately available funds equal to $3,000,000 upon the termination of the Merger Agreement in accordance with the terms thereof in the event that the Offer expires or is withdrawn, abandoned or terminated if the sole reason for such expiration, withdrawal, abandonment or termination is that the debt financing sources for Parent and Purchaser shall not have provided the applicable debt financing to Parent and Purchaser pursuant to the Financing Commitments. Any amounts payable pursuant to the foregoing that are not paid when due shall bear interest at the prime rate from the date due through and including the date paid.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon if such vote is required by applicable law; provided that Parent and Purchaser shall vote all Shares purchased pursuant to the Offer or the Stockholders Agreement in favor of the Merger; (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Purchaser, or the Surviving Corporation in connection therewith; (iii) no temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking the condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated;
(iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or governmental agency or authority which prohibits the consummation of the Merger; and (v) Purchaser shall have accepted for payment and paid for the Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own, at consummation of the Offer, a majority of the outstanding Shares on a fully diluted basis; provided that this condition shall be deemed to have been satisfied if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the term and conditions of the Offer. The obligation of Parent and Purchaser to consummate the Merger are subject to the following additional conditions: (i) Parent and Purchaser shall have received the debt and equity financing contemplated by the Merger Agreement on terms substantially as outlined in the Financing Commitments, and (ii) no more than ten percent (10%) of the Shares outstanding immediately prior to the Effective Time shall be Dissenting Shares. Holders of Shares should carefully review the Schedule 14D-1 for a discussion of the commitment letters obtained by Parent for the financing of the Offer and the Merger, and the terms and conditions of such financing.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, by (a) mutual written consent of the Company and Parent or by mutual action of their respective Board of Directors;
(b) either the Company or Parent, (i) so long as such party is not then in material breach of its obligations under the Merger Agreement, if there has been a breach of any representation, warranty, covenant or agreement (determined without giving effect to any "Material Adverse Effect," "materiality" or similar qualification contained therein) on the part of the other set forth in the Merger Agreement, which breach (other than a breach of any covenant or agreement set forth in Article I, Section 4.2(e) or Section 5.1(e) of the Merger Agreement) has not been cured within ten calendar days following receipt by the breaching party of notice of such breach, unless such breach could not, individually or in the aggregate with other breaches, be reasonably expected to
(1) have a "Material Adverse Effect" (defined as any events, changes or effects with respect to any person which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, results of operations or financial conditions of such party and its subsidiaries taken as a whole, except for certain matters with respect to the Company) on the Company or (2) materially adversely affect the ability of the parties thereto to consummate the transactions contemplated thereby, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (c) either the Company or Parent, so long as such party is not then in material breach of its obligations under the Merger Agreement, if the Merger shall not have been consummated on or before the 135th calendar day following the consummation of the Offer; provided, that such right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; (d) Parent, in the event that a Trigger Event has occurred prior to the consummation of the Offer (see "Fees and Expenses" above); (e) Parent, in the event an Acquisition Proposal has been made to the Company prior to the expiration of the Offer and the Company shall fail to publicly reaffirm its approval or recommendation of the Offer, the Merger and the Merger Agreement on or before the earlier to occur of (i) the tenth business day following the date on which such Acquisition Proposal shall have been made or (ii) the third business day prior to the latest possible expiration date of the Offer under the Merger Agreement; (f) either the Company or Parent, if the Offer terminates, is withdrawn, abandoned, or expires by reason of the failure to satisfy any of the conditions described in Exhibit A to the Merger Agreement; (g) the Company, if the Offer shall have expired or shall have been withdrawn, abandoned, or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 60th calendar day after the date of commencement of the Offer; (h) the Company, if (1) the Board of Directors of the Company shall fail to make or reaffirm, withdraw, adversely modify or take a public position materially inconsistent with its recommendation that the Stockholders approve the Merger Agreement and the Merger and accept the Offer and tender their Shares pursuant thereto if there exists an Acquisition Proposal and the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is advisable for the Board of Directors of the Company to comply with its fiduciary duties to holders of Shares under applicable law, and (2) the Company shall have paid a termination fee to Parent or Parent's designee in the amount of $3,000,000, provided, however, that if the excess of (A) the sum of (x) the average balance of the Company's cash on hand for the ten day period preceding the date the Company seeks to terminate this Agreement under this clause (h) plus (y) the average available capacity under the Company Credit Agreement over the ten day period preceding the date the Company wishes to terminate the Merger Agreement under this clause (h) over (B) $2,000,000 (such excess being referred to as the "Available Cash"), is less than $3,000,000, then in lieu of having paid the $3,000,000 termination fee, the Company shall have (A) paid the entire amount of the Available Cash to Parent or Parent's designee and (B) delivered to Parent a written commitment by the Company (in a form satisfactory to Parent), unconditionally guaranteed by a financially responsible and reputable entity (as determined by Parent in its sole discretion), acknowledging the Company's obligation to pay the difference between the $3,000,000 termination fee and the amount of Available Cash paid by the Company to Parent or Parent's designee in connection with the termination of the Merger Agreement (together with interest at the prime rate accruing from the date on which payment of the termination fee contemplated by this clause (h) would have been due and payable) on the earlier of (A) such date as the Company shall have additional Available Cash sufficient to pay such difference, (B) the closing of the tender offer relating to the Acquisition Proposal with respect to which the Company terminated the Merger Agreement (the "Competing Offer"), (C) the expiration of the Competing Offer, or
(D) the date which is 60 calendar days after the date on which the Offer was commenced; and (i) the Company, if Purchaser shall not have commenced the Offer within ten business days after the execution and delivery of the Merger Agreement by Parent and Purchaser. In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser, or the Company, or their respective affiliates, officers, directors, or shareholders, except (i) the Confidentiality Agreement, dated as of December 10, 1996, by and between Parent and the Company shall apply with respect to information furnished thereunder or under the Merger Agreement and any other activities contemplated by the Confidentiality Agreement; (ii) all costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby shall be paid as set forth in the "Fees and Expenses" section of this Schedule 14D-9; and (iii) that no such termination shall relieve any party from liability for a material breach of the Merger Agreement. In addition, in the event that the Merger Agreement is validly terminated, Parent and Purchaser have agreed that, immediately following such termination (and, in the event Parent is entitled to be paid a fee in connection with such termination, immediately following receipt by Parent of such fees), Parent and Purchaser shall terminate the Offer and not purchase any Shares pursuant to the Offer or otherwise, and Parent has further agreed that following such termination, it shall continue to be bound by all of the terms and conditions contained in the Confidentiality Agreement.

     Indemnification. The Merger Agreement provides that the Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend, and hold harmless each person who was at the date of the Merger Agreement, or had been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director, employee or agent of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part on, or arising in whole or in part out of the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries whether pertaining to any matter existing or occurring at or prior to the Effective Time or any acts or omissions occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be, and the Company and the Surviving Corporation, as the case may be, shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law. All rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     Parent and Purchaser have also agreed to unconditionally waive and release the Indemnified Parties from and have agreed to indemnify, defend and hold harmless the Indemnified Parties from and against any and all claims, demands, causes of action, liabilities, costs or expenses, whether arising under contract, statute, common law or otherwise, with respect to environmental matters (including, without limitation, any of the foregoing arising under CERCLA or other environmental laws).

     Directors' and Officers' Insurance. For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time including the transactions contemplated by the Merger Agreement, provided that Parent shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified, or supplemented only by written agreement of Parent, Purchaser, and the Company at any time prior to the Effective Date with respect to any of the terms contained therein; provided, however, that after the consummation of the Offer, no term or condition contained in the Merger Agreement shall be amended or modified in any manner adverse to the holders of the Company Common Stock (including, without limitation, by reducing the amount of or changing the form of the Merger Consideration).

     Timing. The Merger Agreement provides that the closing of the Merger shall occur on the second business day after satisfaction and/or waiver of the conditions set forth in the Merger Agreement (or as soon as practicable thereafter following satisfaction or waiver of such conditions). The Merger shall become effective upon such filing or at such time thereafter as may be provided in the certificate of merger to be filed with the Secretary of State of the State of Delaware, as provided in the DGCL, on the date of the closing of the Merger or as soon as practicable thereafter.

     The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

OTHER AGREEMENTS

Confidentiality, Agreements. On December 10, 1996, Parent and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement") pursuant to which the Company has agreed to supply certain information to Parent and Parent has agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. Parent has agreed that until December 10, 1997, it would not, among other things, take any action that would cause or facilitate the acquisition by any person, including Parent or its affiliates, of any securities or assets of, or a merger or business combination with, the Company. The foregoing is a summary of the Confidentiality Agreement. Such summary is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto, and is incorporated herein by reference.

The Stockholders Agreement

     The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which is filed as Exhibit 2 hereto.

     Tender of Shares. Simultaneously with the execution of the Merger Agreement, Parent, Purchaser and the Stockholder entered into the Stockholders Agreement. Upon the terms and subject to the conditions of such agreement, the Stockholder has agreed to (i) validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the Shares owned beneficially by it and (ii) permit Parent and Purchaser to publish and disclose its identity and ownership of Shares and the nature of its commitments, arrangements and understandings under the Stockholders Agreement in the documents relating to the Offer and, if stockholder approval for the Merger is required, in the Proxy Statement relating thereto (including all documents and schedules filed with the Commission).

     Voting. The Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time, the termination of the Stockholders Agreement or the termination of the Merger Agreement in accordance with its terms, at any meeting of the Stockholders, however called, the Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially owned by the Stockholder (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof, and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (c)(1), (2), or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. The Stockholder has further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above. In addition, the Stockholder has granted to Parent a proxy to vote the Shares of the Stockholder in accordance with the provisions and agreements described above and revoked any proxy previously granted by the Stockholder with respect to Shares owned by it.

     Representations, Warranties, Covenants and Other Agreements. In connection with the Stockholders Agreement, the Stockholder has made certain customary representations, warranties and covenants, including with respect to (i) its ownership of the Shares and its rights and powers with respect thereto, (ii) its authority to enter into and perform its obligations under the Stockholders Agreement, (iii) noncontravention and enforceability, (iv) absence of conflicts,
(v) the absence of liens and encumbrances on and in respect of its Shares, (vi) restrictions on the transfer of its Shares and the granting of proxies with respect thereto, (vii) the solicitation of Acquisition Proposals, and (viii) the waiver of its appraisal rights.

     In addition, each of Parent and the Purchaser has made certain customary representations, warranties and covenants, including with respect to (i) its authority to enter into and perform its obligations under the Stockholders Agreement and the Merger Agreement, (ii) noncontravention and enforceability,
(iii) absence of conflicts, and (iv) the delivery to the Company true and complete copies of the Financing Commitments.

     Termination. Other than as provided therein, the Stockholders Agreement terminates by its terms upon the termination of the Merger Agreement by Parent or the Company. The Stockholder also has the absolute right, exercisable in its sole discretion, to terminate the Stockholders Agreement if the Merger Agreement is amended in any respect in a manner that is adverse to the Stockholder or if the Offer is terminated, withdrawn, abandoned, expires or is modified in any manner that is adverse to the Stockholder.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of the Company tender their Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation.

     Set forth below is a description of the background of the Offer, including a brief description of the material contacts between Parent and its affiliates and the Company and its affiliates regarding the transactions described herein.

     On August 13, 1996, representatives from Parent met with representatives from the Company to discuss a possible business combination.

     In late August 1996, representatives of the Company met with representatives of Parent's financial advisors, HM2/Management Partners, L.P. ("HM2"), an affiliate of Hicks, Muse, Tate & Furst, Inc. ("Hicks, Muse").

     During September 1996, the Company received inquiries from several interested parties regarding a possible business combination. In order to assist the Board of the Company in evaluating such inquiries, on October 1, 1996, the Company retained Dean Witter Reynolds Inc. ("Dean Witter").

     During October and November 1996, representatives from the Company met with various parties.

     On January 13, 1997, representatives of the Company met with representatives of Parent and HM2.

     During late February and early March 1997, representatives from the Company met with representatives of Parent and Hicks, Muse on several occasions.

     Negotiations among the Company, Parent, and their respective representatives continued through April 10, 1997 with respect to various matters, including the economic terms of the Merger, and the legal and financial advisors of Parent completed their due diligence review of the Company and representatives of the Company and Parent negotiated the Merger Agreement and the details of the transactions contemplated thereby. On April 10, 1997, the parties reached agreement on the final terms of the Merger Agreement and the related transactions contemplated thereunder.

     The Board of Directors of the Company held a meeting on April 10, 1997 to discuss the proposed Offer and Merger, the Merger Agreement, and the related transactions contemplated thereunder. After reviewing the transaction with the Company's legal and financial advisors and hearing the presentation of Dean Witter, the Company's financial advisor, the Board of Directors discussed the proposed Offer and Merger and all transactions contemplated thereby. The Board of Directors unanimously approved the Offer, the Merger, and the Merger Agreement, recommended that the stockholders of the Company tender their Shares pursuant to the Offer, and executed and delivered the Merger Agreement late in the evening on April 10, 1997.

     The Board of Directors of Parent also held a meeting on April 10, 1997 at which the Board of Directors of Purchaser unanimously approved the Offer, the Merger, the Merger Agreement, the Financing Commitments and the transactions contemplated by each of the foregoing.

     Late in the evening of April 10, 1997, Hicks Muse Equity Fund II, L.P. delivered its commitment to purchase up to $40 million of Holding's common equity, Credit Suisse First Boston Corporation delivered each of the other Financing Commitments, and Parent delivered copies of the Financing Commitments to representatives of the Company. Following delivery of the Financing Commitments, the Merger Agreement was executed and delivered by Parent, Purchaser and the Company.

     On April 11, 1997, the first business day following the execution and delivery of the Merger Agreement, each of Parent and the Company issued a press release announcing the execution and delivery of the Merger Agreement.

     On April 17, 1997, Parent commenced the Offer.

     A copy of the press release of the Company announcing the execution of the Merger Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as Exhibit 6 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board of Directors considered a number of factors, including the following:

          (1) The financial condition and results of operations of the Company, including the relatively high amount of indebtedness currently outstanding.

          (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the children's leisure products industry with the current economic and market conditions.

          (3) The relationship of the Offer Price to the historical market prices of the shares of Common Stock.

          (4) Discussions described above in this Item 4(b) with other parties as to possible transactions.

          (5) The Board's view, after consultation with management and Dean Witter, regarding the likelihood of the existence of other viable buyers on terms as favorable as those in the Offer and Merger.

          (6) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

          (7) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof (including the terms of the Merger Agreement that permit the Company's Board of Directors, in the exercise of its fiduciary duties, to furnish information to or enter into discussions or negotiations with any third party (subject to verification of financing) that requests such information or initiates such discussions or negotiations, pursuant to appropriate confidentiality agreements, in connection with any proposal or offer for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company (although the Company is not permitted by the Merger Agreement to initiate, solicit or encourage any such third party proposal or offer or initiate discussions or negotiations regarding the same), and under certain circumstances to terminate the Merger Agreement).

          (8) The likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of the Parent and Hicks, Muse and the risks to the Company if the acquisition were not consummated.

          (9) The requirement by Parent, as a condition to a transaction, that the Stockholder enter into a binding agreement for the tender of their Shares into the Offer; the stated desire of the Stockholder to proceed with the Merger, and the decision of the Stockholder to enter into the Stockholders Agreement.

          (10) The recommendation of the Company's management with respect to the proposed transaction.

          (11) Presentations to the Board of Directors by Dean Witter, which included valuation analyses of the Company, and the opinion of Dean Witter to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the cash consideration to be paid for the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Dean Witter's written opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken by Dean Witter, is attached hereto as Exhibit 7 and is incorporated herein by reference. HOLDERS OF SHARES ARE URGED TO READ THE OPINION OF DEAN WITTER CAREFULLY IN ITS ENTIRETY;

          (12) The fact that the $11.25 per Share to be paid pursuant to the Offer represents a premium over the trading prices of the Shares since July 1994;

          (13) The provisions of the Merger Agreement that require the Company to pay the Purchaser a termination fee of $3,000,000 under certain circumstances as described above under "Merger Agreement -- Fees and Expenses"; and

          (14) The structure of the transaction, including the fact that the Offer will permit stockholders to receive cash for their Shares and the terms and conditions of the Financing Commitment Letters.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     Dean Witter has been retained by the Board of Directors to act as a financial advisor to the Company with respect to the Offer and the Merger. Pursuant to an engagement letter with Dean Witter, the Company has agreed to pay Dean Witter (a) a non-refundable retainer fee of $75,000 for its services, one-half of which was paid upon the execution of the engagement letter and the remainder of which was paid on January 1, 1997, (b) a fee of $200,000 upon delivery by Dean Witter to the Company of its written opinion as to the consideration to be received by holders of Shares pursuant to the Offer and the Merger and (c) a fee equal to 1% of the Aggregate Value (as defined in the letter agreement) paid in connection with the Offer and Merger (less the amounts paid pursuant to clauses (a) and (b)). No portion of the fee payable pursuant to clause (b) was contingent upon the consummation of the Offer or the Merger or the conclusions reached in the opinion. The Company has also agreed to reimburse Dean Witter for its reasonable out-of-pocket expenses (up to $15,000), and to indemnify Dean Witter and certain related parties against certain liabilities, including liabilities under the federal securities laws. Dean Witter has provided certain financial advisory and investment banking services to the Company in the past, for which services Dean Witter has received customary compensation.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain, or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Item 3(b) (the provisions of which are hereby incorporated by reference) and the immediately following sentence, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company. On February 18, 1997, Michael
S. Pace, Senior Vice President of ERO Industries, Inc., sold 2,000 Shares at $9.00 per Share, and on February 21, 1997, Richard F. Schaub, Jr., President of Priss Prints, Inc., purchased 1,000 Shares at $9.25 per Share.

     (b) To the best of the Company's knowledge, each executive officer and director of the Company who holds Options intends, at the Effective Time, to cancel and settle such Options in consideration for an amount equal to the difference between $11.25 per Share underlying such Option and the per Share exercise price of such Option in accordance with the terms and conditions of
Section 3.5 of the Merger Agreement, a copy of which is attached hereto as
Exhibit 1 and is incorporated herein by reference. To the best of the Company's knowledge, all of the executive officers, directors, and affiliates of the Company currently intends to tender, pursuant to the Offer, all Shares over which such person exercises complete discretionary power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth above or in Items 3(b) and 4(b) (the provisions of which are hereby incorporated herein by reference), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, Board of Directors' resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
-----------
Exhibit 1    Agreement and Plan of Merger, dated as of April 10, 1997, by and among ERO, Inc., Hedstrom Corporation, and HC
             Acquisition Corp.
Exhibit 2    Stockholders Agreement, dated as of April 10, 1997, by and among Hedstrom Corporation, HC Acquisition Corp., and
             Golder, Thoma, Cressey Fund III Limited Partnership.
Exhibit 3    The Company's Information Statement pursuant to Section
             14(f) of the Securities Exchange Act of 1934, as amended and
             Rule 14f-1 thereunder (Schedule I to the Company's Schedule
             14D-9).*
Exhibit 4    Confidentiality Agreement, dated as of December 10, 1996, by and between ERO, Inc. and Hedstrom Corporation.
Exhibit 5    Press Release issued by ERO, Inc. on April 10, 1997.
Exhibit 6    Form of Letter to Stockholders dated April 17, 1997.*
Exhibit 7    Opinion of Dean Witter Reynolds Inc. dated April 10, 1997.*

-------------------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          ERO, INC.

                                          By:    /s/ D. RICHARD RYAN, JR.

                                            ------------------------------------
                                                    D. Richard Ryan, Jr.
                                               Chairman, President and Chief
                                                      Executive Officer

Dated: April 17, 1997